Exhibit (a)(1)(vi)

CPG Carlyle Commitments Fund, LLC

This letter is being sent to you if you tendered Units of the Fund – Payment of Cash Amount.

Dear Investor:

On May 23, 2025, CPG Carlyle Commitments Fund, LLC (the “Fund”) sent a payment (the "Initial Payment") directly to your account or to your brokerage firm of record in connection with the Fund’s repurchase offer for units of beneficial interest ("Units") of the Fund dated February 18, 2025 (the “Offer”). This Initial Payment is a substantial portion of the repurchase price and is an amount equal to 95% of the estimated, unaudited aggregate value of the repurchased Units, determined as of the March 31, 2025 (the “Valuation Date”), less any early repurchase fee.

You will also receive a second and final payment (the “Final Payment”) in an amount equal to the excess, if any, of (i) the aggregate value of the repurchased Units, determined as of the Valuation Date based upon the results of the annual audit of the financial statements of the Fund for the fiscal year ended March 31, 2025, over (ii) the Initial Payment.

The Final Payment will be made as promptly as practicable after the completion of such audit, and such audit is expected to be completed by early-June 2025. After completion of the Fund's audit, you will receive a letter from the Fund containing the final details of the Offer, including the remaining amount being paid relating to your repurchased Units.

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Commitments Fund, LLC